UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO

FIXED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CLIPPER REALTY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

18885T306
(CUSIP Number)

James J. Junewicz Christina T. Roupas Winston & Strawn LLP 35 West Wacker Drive
Chicago, IL 60601
(312) 558-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18885T306	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

Sam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		66,826(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,804,612(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,826(1)
WITH	10	SHARED DISPOSITIVE POWER

		8,804,612(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,871,438
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1

Includes 24,076 vested long term incentive plan units (“LTIP Units”), a class of units of Clipper Realty L.P. (the “Operating Partnership”), a direct subsidiary of Clipper Realty Inc. (the “Issuer”). The LTIP Units are convertible by the Reporting Person, upon vesting, into an equivalent number of units of limited partnership interests (“OP Units”) of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

Represents 1,244,516 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze Inc. (“Trapeze”), a Delaware corporation, 135,982 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D Holdings LLC (“Trapeze D”), a Delaware limited lability company, and 127,835 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL Holdings LLC (“ECL”), a Delaware limited liability company.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of special voting stock of the Issuer (the “Special Voting Stock”) for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

3

This calculation is based on 17,812,755 shares of the Common Stock of the Issuer outstanding as of October 27, 2017, as reported in the Quarterly Report on Form 10-Q, filed by the Issuer on October 27, 2017 (the “Form 10-Q”), plus the number of LTIP Units and Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

Trapeze Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,709,208(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		5,709,208(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,709,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1

Represents 1,244,516 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

This calculation is based on 17,812,755 shares of the Common Stock of the Issuer outstanding as of October 27, 2017, as reported in the Form 10-Q, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

Trapeze D Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,498,021(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		1,498,021(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,498,021
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (limited liability company)

1	Represents 135,982 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

This calculation is based on 17,812,755 shares of the Common Stock of the Issuer outstanding as of October 27, 2017, as reported in the Form 10-Q, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

CUSIP No. 18885T306	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS

ECL Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,597,383(1)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

		1,597,383(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,597,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (limited liability company)

1	Represents 127,835 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL.

Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

2

This calculation is based on 17,812,755 shares of the Common Stock of the Issuer outstanding as of October 27, 2017, as reported in the Form 10-Q, plus the number of Class B LLC Units beneficially owned by the Reporting Person referred to above.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by replacing it in its entirety with the following:

In formation transactions effected in connection with the Issuer’s private offering of Common Stock in August 2015 (the “Formation Transactions”), Trapeze, Trapeze D and ECL had their interests in the predecessor entities of the Issuer converted into Class B LLC Units in the following amounts: 4,464,692 Class B LLC Units to Trapeze; 1,362,039 Class B LLC Units to Trapeze D; and 1,469,548 Class B LLC Units to ECL. The Reporting Persons were issued an equal number of shares of Special Voting Stock of the Issuer for each Class B LLC Unit held. In addition, Trapeze was issued 755,939 shares of Common Stock for its interests in one of the predecessor entities of the issuer.

Each of Trapeze, Trapeze D and ECL also purchased shares of Common Stock in the private offering at $13.50 per share in the following amounts: Trapeze purchased 235,659 shares of common stock, Trapeze D purchased 61,482 shares of Common Stock, and ECL purchased 66,335 shares of Common Stock. The source of funds for these purchases was working capital.

In March, 2016, Mr. Levinson was granted 4,630 LTIP Units with an initial value of $62,500 as compensation for 2015 and 11,112 LTIP Units with an initial value of $150,000 as compensation for 2016, all of which have vested.

In connection with the Issuer’s initial public offering on February 9, 2017, Trapeze, Trapeze D and ECL each purchased shares of Common Stock from the Issuer at $13.50 per share in the following amounts: Trapeze purchased 213,334 shares of Common Stock; Trapeze D purchased 60,000 shares of Common Stock; and ECL purchased 60,000 shares of Common Stock. The source of funds for these purchases was working capital.

In April, 2017, Mr. Levinson was granted 11,112 LTIP Units with an initial value of $121,787.52 as compensation for 2017, 8,334 of which have vested.

On June 9, 2017, Mr. Levinson, Trapeze and Trapeze D each purchased shares of Common Stock in an open market transaction at a price of $11.25 per share in the following amounts: Mr. Levinson purchased 40,000 shares of Common Stock, Trapeze purchased 30,334 shares of Common Stock and Trapeze D purchased 13,000 shares of Common Stock.

On November 6, 2017, Mr. Levinson, Trapeze, Trapeze D and ECL each purchased shares of Common Stock in an open market transaction at a price of $10.75 per share in the following amounts: Mr. Levinson purchased 2,000 shares of Common Stock, Trapeze purchased 5,000 shares of Common Stock, Trapeze D purchased 1,500 shares of Common Stock and ECL purchased 1,500 shares of Common Stock.

On November 7, 2017, Mr. Levinson and Trapeze each purchased shares of Common Stock in an open market transaction at a price of $10.65 per share in the following amounts: Mr. Levinson purchased 750 shares of Common Stock and Trapeze purchased 4,250 shares of Common Stock.

Item 5.	Interests in Securities of the Issuer.

Item 5(a), (b) and (c) are hereby amended by replacing them in their entirety as follows:

(a), (b) There were 17,812,755 shares of the Common Stock of the Issuer outstanding as of October 27, 2017, as reported in the Form 10-Q. The calculation of percentages below is based on 17,812,755 shares of the Common Stock of the Issuer outstanding as of October 27, 2017, as reported in the Form 10-Q, plus the number of vested LTIP Units and Class B LLC Units beneficially owned by the applicable Reporting Person.

Due to his control over each of Trapeze, Trapeze D and ECL, Mr. Levinson may be deemed to share voting and disposition power with respect to the shares of Common Stock owned by each of these entities, in the aggregate amount of 8,804,612 shares of Common Stock, which together with the 24,076 vested LTIP Units and 42,750 shares of Common Stock owned by Mr. Levinson (collectively, the “Subject Shares”), represent 35.3% of the outstanding shares of the Common Stock. This number includes:

(i)	1,508,333 shares of Common Stock, of which 1,244,516 are held by Trapeze, 135,982 are held by Trapeze D and 127,835 are held by ECL.

(ii)

7,296,279 Class B LLC Units (and the same number of shares of Special Voting Stock), of which 4,464,692 are held by Trapeze, 1,362,039 are held by Trapeze D and 1,469,548 are held by ECL. Class B LLC Units are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are exchangeable, together with an equal number of shares of Special Voting Stock, for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iii)

24,076 vested LTIP Units held directly by Mr. Levinson. The LTIP Units are convertible by Mr. Levinson, upon vesting, into an equivalent number of units of OP Units of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iv)	42,750 shares of Common Stock held by Mr. Levinson.

Each of Trapeze, Trapeze D and ECL may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by it, as indicated above, with Mr. Levinson.

The following table describes the beneficial ownership of Common Stock for each of the Reporting Persons:

Name	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power

	No. of shares of Common Stock beneficially owned	Percentage	No. of shares of Common Stock beneficially owned	Percentage
Sam Levinson	66,826	0.4%	8,804,612	35.3%
Trapeze	—	—	5,709,208	25.6%
Trapeze D	—	—	1,498,021	7.8%
ECL	—	—	1,597,383	8.3%

Under the rules issued by the Securities and Exchange Commission (the “SEC”) regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. Mr. Levinson has opted to include in this report his beneficial ownership of Class B LLC Units and vested LTIP Units, which are convertible into OP Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to the relevant LLC agreements in the case of Class B LLC Units and the limited partnership agreement of the Operating Partnership in the case of LTIP Units, the holder of the Class B LLC Units or OP Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.

(c) On November 6, 2017, Mr. Levinson, Trapeze, Trapeze D, and ECL each purchased shares of Common Stock in an open market transaction at a price of $10.75 per share in the following amounts: Mr. Levinson purchased 2,000 shares of Common Stock, Trapeze purchased 5,000 shares of Common Stock, Trapeze D purchased 1,500 shares of Common Stock and ECL purchased 1,500 shares of Common Stock.

On November 7, 2017, Mr. Levinson and Trapeze each purchased shares of Common Stock in an open market transaction at a price of $10.65 per share in the following amounts: Mr. Levinson purchased 750 shares of Common Stock and Trapeze purchased 4,250 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

(a) Joint Filing Agreement, dated as of February 21, 2017, by and among Sam Levinson, Trapeze Inc., Trapeze D Holdings LLC and ECL Holdings LLC*

(b) Lock-Up Agreement, dated as of February 8, 2017, by Sam Levinson with FBR Capital Markets & Co., Raymond James & Associates, Inc., as representatives of the underwriters in the initial public offering*

(c) Registration Rights Agreement, dated as of August 3, 2015 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.5 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))*

(d) Registration Rights Agreement, dated as of August 3, 2015 among Clipper Realty Inc. and each of the Holders from time to time party thereto (incorporated by reference to Exhibit 10.6 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))*

(e) Amendment No. 1 to Registration Rights Agreement, dated as of July 7, 2016 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.43 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))*

(f) Amendment No. 2 to Registration Rights Agreement, dated as of November 3, 2016 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.50 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))*

(g) Amendment No. 3 to Registration Rights Agreement, dated as of February 2, 2017 between Clipper Realty Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.53 to the Registration Statement (on Form S-11 (333-214021) of the Issuer))*

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2017	SAM LEVINSON

	By:	/s/ Sam Levinson
Sam Levinson

TRAPEZE INC.

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

TRAPEZE D HOLDINGS LLC

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

ECL HOLDINGS LLC

	By:	/s/ Sam Levinson
		Name:	Sam Levinson
		Title:	Authorized Signatory

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